

Via U.S. Mail and Facsimile

January 6, 2011

Charles Bartlett
President and Chief Executive Officer
Specialty Contractors, Inc.
1541 E I-30
Rockwall, Texas 75087

> **Re: Specialty Contractors, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 27, 2010**
> **File No. 333-166057**

Dear Mr. Bartlett:

We have reviewed your filing and have the following comments.

Executive Compensation and Corporate Governance, page 21

1. Please update the disclosure in this section for the year ended December 31, 2010. Refer to Item 402 of Regulation S-K.

2. Please reconcile the disclosure here with the disclosure in the employment agreement. Please also explain how the compensation is determined, as the employment agreement indicates that the salary is $3,000.00 to $5,000.00 per month.

Item 16. Exhibits, page II-2

3. We note your response to the first bullet point of comment 18 in our letter dated November 17, 2010 and reissue this comment, as the employment agreement has not been filed under Item 601(b)(10) of Regulation S-K.

4. We note that the legal opinion is filed on EDGAR as exhibit 11.1 in your original Form S-1 filed on April 14, 2010. Please refile the legal opinion on EDGAR as exhibit 5.1.

Charles Bartlett
Specialty Contractors, Inc.
January 6, 2011
Page 2

     You may contact Ernest Greene at (202) 551-3733 or, in his absence, Lisa Etheredge at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or, in her absence, Andrew Schoeffler at (202) 551-3748 with any other questions.

     Sincerely,

     Pamela Long
     Assistant Director

cc: Bradley D. Harrison (*Via facsimile at 214/607-1729*)
      Law Office of Bradley D. Harrison
      8318 Trail Lake Dr.
      Rowlett, Texas 75088